Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-192372

333-192801

3,720,000 Shares of Common Stock

PROSPECTUS SUPPLEMENT NO. 1

DATED JANUARY 8, 2014

(To Prospectus Dated December 12, 2013)

This Prospectus Supplement No. 1 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated December 12, 2013, of Adamis Pharmaceuticals Corporation, or the Company, relating to the offering to the public by the Company of up to 3,720,000 shares of our common stock (as amended and supplemented from time to time, the “Prospectus”).  Pursuant to an option exercisable within 30 days from the date of the original Prospectus, the underwriters may also purchase up to an additional 558,000 shares of common stock from us to cover over-allotments, if any. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the original Prospectus, including all amendments and supplements thereto, which is required to be delivered with this Prospectus Supplement. This Prospectus Supplement No. 1 includes information reported on a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 27, 2013.

  We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our business and an investment in our securities involve a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that you should consider before investing in our securities.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 1 (or the Prospectus, including any supplements or amendments thereto) is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is January 8, 2014.

Recent Developments

Completion of Acquisition of Taper DPI Assets

As has previously been reported, on August 1, 2013, the Company entered into an agreement to initially license and, with an additional closing payment fully acquire from 3M Company and 3M Innovative Properties Company (“3M”), certain intellectual property and assets relating to 3M’s Taper Dry Powder Inhaler technology under development for the treatment of asthma and chronic obstructive pulmonary disease.  The intellectual property includes patents, patent applications and other intellectual property relating to the Taper assets.   Pursuant to the terms of the agreement, Adamis made an initial non-refundable payment to 3M of $3 million and obtained an exclusive worldwide license to the assets and intellectual property in all indications in the dry powder inhalation field through December 31, 2013.  The agreement provided that upon a subsequent closing payment by Adamis of an additional $7 million before December 31, 2013, and satisfaction of other customary closing conditions, ownership of the assets and intellectual property would be transferred to Adamis, with Adamis granting back to 3M a license to the intellectual property assets outside of the dry powder inhalation field.

At a closing held on December 27, 2013, the Company made the additional $7 million payment to 3M, and ownership of the assets and intellectual property were transferred to the Company as contemplated by the agreement.

Payment of June 2013 Secured Notes

As has previously been reported, on June 26, 2013, the Company completed the closing of a private placement financing transaction with a small number of accredited institutional investors (the “Subscribers”).  Pursuant to a Subscription Agreement (the “Purchase Agreement”) and other transaction documents, we issued Secured Convertible Promissory Notes (the “Notes”) and common stock purchase warrants to the Subscribers.  All principal and any unpaid interest was due on December 26, 2013, if the Notes were not paid earlier as provided in the Notes. The Notes were convertible into shares of common stock at the discretion of the Subscriber. Also as has been previously reported, the Subscribers amended the Notes and Purchase Agreement so that the Notes were not convertible in connection with a registered underwritten public offering resulting in at least $10 million of gross proceeds to the Company (a “Qualified Offering”) completed on or before December 26, 2013, if the price to the public of common stock sold in such Qualified Offering was at or below $10.03 per share (giving effect to the Company’s recent 1-for-17 reverse stock split). Under the terms of the Notes, if the Company completed a Qualified Public Offering on or before December 26, 2013 and the Notes were not converted into common stock, the Subscriber was entitled to receive an amount equal to 115% of the outstanding principal amount and interest, if any, of the Note.

As previously reported, the Company completed an underwritten public offering, constituting a Qualified Offering, of 3,720,000 shares of common stock at a public offering price of $5.95 per share, with gross proceeds to the Company of approximately $22,134,000 (before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company), pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission.

As contemplated by the registration statement, the Company used approximately $7.25 million of the proceeds from the offering to pay in full all amounts owed under the Notes. As a result, the Notes are no longer outstanding.